SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated May 13, 2005

World licensing agreement signed with Selective Beauty for UNITED FRAGRANCES OF BENETTON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: May 13, 2005

World licensing agreement signed with Selective Beauty for

UNITED FRAGRANCES OF BENETTON

Ponzano, 13th May 2005. The Benetton Group has signed an exclusive agreement with Selective Beauty for the development and worldwide distribution, until 2011 with the option of renewal for an additional four years, of United Colors of Benetton perfumes. The French company is to distribute Benetton fragrances in the most important department stores and specialist perfumeries via dedicated branch offices in the principal markets and via a network of specially selected distributors in the other countries.

The exclusive agreement provides for royalties and marketing investments of approximately 28 million euro. These marketing investments are to be focused on key markets such as France, the US, Italy, Spain, Germany and Great Britain which will have a positive run-on effect in other countries.

Fabrizio de Nardis, Commercial Director of Benetton Group states "Benetton is ready to accelerate its development in the fragrance industry, through this new venture with Selective Beauty, a young, dynamic and fast growing cosmetic company. This partnership will enable us to leverage Benetton global brand awareness and develop it further."

Corrado Brondi, President of Selective Beauty, states "Benetton's extensive worldwide awareness and creativity, coupled with Selective Beauty's entrepreneurial spirit, focus and international coverage, create a fertile environment for the Benetton brand to become a global player in fragrances".

Selective Beauty, an important international cosmetic group, based in Paris, was set up in 2000 by a group of managers coming from leading cosmetic companies. Selective Beauty distributes brands including Bulgari, Ferragamo, Fendi, Burberry, Lanvin and Elizabeth Arden.

For further information and contacts:

Media Investor Relations

+39 0422519036 +39 0422519412

www.benetongroup.com/press www.benettongorup.com/investor